                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          COMMONWEALTH BANKSHARES, INC.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $2.50
                         (Title of Class of Securities)

                                   202 736 104
                                 (CUSIP Number)

                                 JAMES E. BAXTER
                              LAURENCE C. FENTRISS
                             9100 ARBORETUM PARKWAY
                            RICHMOND, VIRGINIA 23236
                                 (804) 323-7540

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 17, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties whom copies for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  202736104





----------------------------------------------------------------------------------------------
1.   Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

     Laurence C. Fentriss  ###-##-####
----------------------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of Group           (a) [  ] (b) [  ]
----------------------------------------------------------------------------------------------
3.   SEC Use Only

----------------------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     PF

----------------------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [  ]
----------------------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States of America

----------------------------------------------------------------------------------------------
                           7.  Sole Voting Power

     Number of                 Laurence C. Fentriss - 156,307 (1)
     Shares              _____________________________________________________________________
     Beneficially          8.  Shared Voting Power
     Owned by
     Each                      N/A
     Reporting           _____________________________________________________________________
     Person                9.  Sole Dispositive Power
     With

                               Laurence C. Fentriss - 156,307 (1)
                         ---------------------------------------------------------------------
                          10.  Shared Dispositive Power

                               N/A

----------------------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     Laurence C. Fentriss - 156,307 (1)
----------------------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [  ]
----------------------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     Laurence C. Fentriss - 9.22% (2)
----------------------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN

----------------------------------------------------------------------------------------------



(1) Includes 75,000 shares of the Issuer's Common Stock (subject to adjustment) that may be acquired upon conversion of 120,000 Trust Preferred Securities owned of record by the reporting person, as more fully described in Item 4 of this
Schedule 13D.

(1) (2) Assumes the issuance of 75,000 shares of the Issuer's Common Stock upon conversion of 120,000 Trust Preferred Securities owned of record by the reporting person, and based upon 1,694,750 shares of Common Stock issued and outstanding, as reported in the Issuer's Form 10-QSB for the quarter ended June 30, 2001.

                               Page 2 of 8 pages

CUSIP No.  202736104




----------------------------------------------------------------------------------------------
1.   Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

     James E. Baxter       ###-##-####
----------------------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of Group           (a) [  ] (b) [  ]
----------------------------------------------------------------------------------------------
3.   SEC Use Only

----------------------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     PF

----------------------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [  ]
----------------------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States of America

----------------------------------------------------------------------------------------------
                           7.  Sole Voting Power

     Number of                 James E. Baxter - 90,396 (1)
     Shares                ___________________________________________________________________
     Beneficially          8.  Shared Voting Power
     Owned by
     Each                      N/A
     Reporting             ___________________________________________________________________
     Person                9.  Sole Dispositive Power
     With

                               James E. Baxter - 90,396 (1)
                         ---------------------------------------------------------------------
                          10.  Shared Dispositive Power

                               N/A

----------------------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     James E. Baxter - 90,396 (1)
----------------------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [  ]
----------------------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     James E. Baxter - 5.33% (2)
----------------------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN

----------------------------------------------------------------------------------------------

(1) Includes 6,250 shares of the Issuer's Common Stock (subject to adjustment) that may be acquired upon conversion of 10,000 Trust Preferred Securities owned of record by the reporting person, as more fully described in Item 4 of this
Schedule 13D.

(1) (2) Assumes the issuance of 6,250 shares of the Issuer's Common Stock upon conversion of 10,000 Trust Preferred Securities owned of record by the reporting person, and based upon 1,694,750 shares of Common Stock issued and outstanding, as reported in the Issuer's Form 10-QSB for the quarter ended June 30, 2001.

                               Page 3 of 8 pages

CUSIP No.  202736104





----------------------------------------------------------------------------------------------
1.   Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

     Cynthia B. Fentriss   ###-##-####
----------------------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of Group           (a) [  ] (b) [  ]
----------------------------------------------------------------------------------------------
3.   SEC Use Only

----------------------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     PF

----------------------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [  ]
----------------------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States of America

----------------------------------------------------------------------------------------------
                           7.  Sole Voting Power

     Number of                 Cynthia B. Fentriss - 8,750 (1)
     Shares              _____________________________________________________________________
     Beneficially          8.  Shared Voting Power
     Owned by
     Each                      N/A
     Reporting           _____________________________________________________________________
     Person                9.  Sole Dispositive Power
     With

                               Cynthia B. Fentriss - 8,750 (1)
                         ---------------------------------------------------------------------
                          10.  Shared Dispositive Power

                               N/A

----------------------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     Cynthia B. Fentriss - 8,750 (1)
----------------------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [  ]
----------------------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     Cynthia B. Fentriss - 0.52% (2)
----------------------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN

----------------------------------------------------------------------------------------------

(1) Includes 8,750 shares of the Issuer's Common Stock (subject to adjustment) that may be acquired upon conversion of 14,000 Trust Preferred Securities owned of record by the reporting person, as more fully described in Item 4 of this
Schedule 13D.

(1) (2) Assumes the issuance of 8,750 shares of the Issuer's Common Stock upon conversion of 14,000 Trust Preferred Securities owned of record by the reporting person, and based upon 1,694,750 shares of Common Stock issued and outstanding, as reported in the Issuer's Form 10-QSB for the quarter ended June 30, 2001.

                               Page 4 of 8 pages

CUSIP No.  202736104

ITEM 1.  SECURITY AND ISSUER.

     This Amendment No. 2 relates to a Schedule 13D filed by Laurence C. Fentriss and James E. Baxter on September 23, 1994, with respect to the common stock, par value $2.50 per share (the "Common Stock") of Commonwealth Bankshares, Inc. (the "Initial Filing"). Commonwealth Bankshares, Inc. (the "Issuer") has its principal executive office at 403 Boush Street, Norfolk, Virginia 23510.


ITEM 2.  IDENTITY AND BACKGROUND.

     No change from the Initial Filing for Laurence C. Fentriss and James E. Baxter.

     Cynthia B. Fentriss is reporting on this Schedule 13D on a precautionary basis in the event it is subsequently determined that Ms. Fentriss, along with Laurence C. Fentriss and James E. Baxter, constitutes a reporting "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934. The information required to be provided by Schedule 13D is provided below for Ms. Fentriss.

(i)      Identity and Background of Cynthia B. Fentriss

         (a)  Name - Cynthia B. Fentriss

         (b)  Business Address - 929 E. Main Street, Richmond, Virginia 23219.

         (c) Ms. Fentriss is in the marketing business with Assignments Unlimited, a marketing firm.

         (d) During the last five years, Ms. Fentriss has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Ms. Fentriss has not been a party to a civil proceeding resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f)  Citizenship - Ms. Fentriss is a United States citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On July 24, 2001 (a) Mr. Fentriss acquired 120,000 shares, (b) Mr. Baxter acquired 10,000 shares, and (c) Ms. Fentriss acquired 14,000 shares, respectively, of 8% Cumulative Convertible Trust Preferred Securities (Liquidation Amount $5 per Convertible Preferred Security) of Commonwealth Bankshares Capital Trust I, a Delaware statutory business trust whose common securities are owned by the Issuer ("CB Trust I"). The Trust Preferred Securities are generally convertible into shares of the Issuer's Common Stock as described in Item 4 below.

     The amount of funds used in acquiring the Trust Preferred Securities for
(a) Mr. Fentriss, was $375,000; Mr. Baxter, was $50,000; and Ms. Fentriss, was $70,000. All of the Trust Preferred Securities were acquired by purchase and were paid for with the personal funds of the reporting persons.

                               Page 5 of 8 pages

CUSIP No.  202736104

ITEM 4.  PURPOSE OF THE TRANSACTION.

     The securities with respect to which this filing relates were acquired for investment purposes by Mr. Fentriss, Mr. Baxter and Ms. Fentriss.

     Pursuant to a prospectus dated July 23, 2001, CB Trust I sold its Trust Preferred Securities to individual investors, including the reporting persons on this Schedule 13D, in a public offering. In general, the Trust Preferred Securities are convertible into shares of Common Stock at any time on or after October 15, 2001 and before the last business day before the redemption or maturity date of the Trust Preferred Securities (pursuant to the Declaration of Trust of CB Trust I (the "Declaration"), which was filed with the Secretary of State of Delaware). Initially, each Trust Preferred Security is convertible into
0.625 shares of Common Stock (the "Initial Conversion Ratio") (subject to adjustment pursuant to the provisions of the Declaration). Because the reporting persons have the right to acquire shares of Common Stock within 60 days, they may be deemed to be the beneficial owners of those shares pursuant to Rule 13d-3(d)(i), promulgated under the Securities Exchange Act of 1934.

     Except as disclosed herein, the reporting persons have no present plans or proposals that relate to or would result in any actions or events required to be described in item 4 of Schedule 13D.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

     The purchase that triggered this filing is the acquisition of the Trust Preferred Securities by the reporting persons on this Schedule 13D.

     The following table provides information on (a) the number of shares of Common Stock beneficially owned by each reporting person on this Schedule 13D as of August 17, 2001, (b) the percent of the Issuer's outstanding Common Stock held by the reporting person assuming conversion of the Trust Preferred Securities held by the reporting person only, and (c) the percent of the Issuer's outstanding Common Stock held by the reporting person assuming conversion of Trust Preferred Securities held by the reporting person and conversion of all the issued and outstanding Trust Preferred Securities.



                                                                     Percent of                Percent of
                                Number of Shares of Common       Outstanding Common        Outstanding Common
Reporting Person               Stock Beneficially Owned (1)           Stock (2)                 Stock (3)
                               ----------------------------      ------------------        ------------------
Laurence C. Fentriss                      156,307                       9.22%                     6.00%
James E. Baxter                            90,396                       5.33                      3.47
Cynthia B. Fentriss                         8,750                       0.52                      0.34
                                        ---------                     ------                      ----

        Total:                            255,453                      15.07%                     9.81%


------------------------
(1) Includes shares that are issuable upon conversion of all Trust Preferred Securities held by the reporting person, based on the Initial Conversion Ratio.

                               Page 6 of 8 pages

CUSIP No.  202736104

(2) Assumes conversion of all Trust Preferred Securities held by the reporting person, based on the Initial Conversion Ratio, and no such conversion by any other holder of Trust Preferred Securities.

(3) Assumes conversion of all Trust Preferred Securities held by the reporting person and conversion of all issued and outstanding Trust Preferred Securities, based on the Initial Conversion Ratio.

     Each of the reporting persons has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of, the shares indicated in the above table for such person only.

     Pursuant to Regulation 13d-4, Laurence C. Fentriss, Cynthia B. Fentriss and James E. Baxter expressly declare that the filing of this Schedule 13D as a reporting "group" shall not be construed as an admission that each is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities listed on this Schedule 13D which are held in the name of other reporting persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     At this time, there are no contracts, arrangements, understandings or relationships between James E. Baxter, Laurence C. Fentriss and Cynthia B. Fentriss with respect to the securities of the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None.





                               Page 7 of 8 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 27, 2001             /s/ James E. Baxter
                                    -------------------------------------------
                                    James E. Baxter, Individually and as
                                    attorney-in-fact for Laurence C. Fentriss

                                    /s/ Cynthia B. Fentriss
                                    ------------------------------------------
                                    Cynthia B. Fentriss

                               Page 8 of 8 pages